ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
*tel* 212-506-5000
*fax* 212-506-5151
WWW.ORRICK.COM

02034866

May 28, 2002

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

***VIA CERTIFIED MAIL***
***RETURN RECEIPT REQUESTED***

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of May 13, 2002, enclosed please find a copy of an ad-hoc announcement regarding significant new orders.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

SEC MAIL RECEIVED PROCESSING JUN 0 6 2002 WASH. D.C. 164

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

JKG/vhg
Enclosure

PROCESSED
JUN 1 9 2002
THOMSON
FINANCIAL

DOCSNY1:863595.1
5-5 JG9

**Ad-hoc Announcement**

FILE NO.
82-5077

FJA AG:

**Order for migration and a service portal from VPV and Generali**

**New lines of business support growth successfully**

The FJA AG consulting and software company (Security Code Number 513010) for insurance and financial services providers has received orders with a total value of about 3 million Euro from Vereinigte Postversicherung (VPV), Stuttgart, and Dialog-Lebensversicherung, Augsburg, which is part of the Generali Insurance Group. A letter of intent to this effect has just been signed.

The VPV commissioned FJA with the migration of life insurance policies from former Kölner Postversicherung into the FJA standard software "Life Factory", which had already been installed at VPV. By these means VPV is able to achieve an accelerated Return of Investment for its DP-investments.

Dialog-Lebensversicherung placed an order with FJA for the delivery of an internet based service portal for their insurance brokers. Based on the standard software "FJA Service Portal" this software solution will offer brokers electronic insurance application processing as well as extensive information and data transmission services.

These two orders will substantially enforce FJA's growth in new business lines outside investment activities of the insurance industry caused by the recent pension reform.

FJA AG
Dr. Thomas Meindl
Leonhard-Moll-Bogen 10, D - 81373 München
Phone: ++ 49 (0) 89 769 01 - 144
Fax: ++ 49 (0) 89 743 717 31
E-Mail: thomas.meindl@fja.com, Website: http://www.fja.com

Munich, 28/05/2002